SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 21, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE SA
3, avenue Newton
78180 Montigny-le-Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Summary of the Information Memorandum Issued February 22, 2005

EXHIBIT LIST

Item

1.	Summary of the Information Memorandum Issued February 22, 2005

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA

March 21, 2005	By:	/s/ Sian Herbert-Jones

		Name:	Sian Herbert-Jones
		Title:	Chief Financial Officer

Item 1

Summary of the Information Memorandum

Summary of the information memorandum issued in connection with the decision of the Board held on February 8, 2005 to establish a share repurchase program pursuant to the authorization of the Shareholders Annual Meeting held on February 8, 2005.

Autorite des Marches Financiers (AMF) :

In applying Article L 621-8 of the French Monetary and Financial Code, on February 22, 2005, the AMF assigned Visa no. 05-109 to the Information Memorandum, in conformity with Articles 241-1 to 241-7 of AMF General Regulation. This document was prepared by the issuer, and is the responsibility of its signatories. The Visa does not imply approval of the share repurchase program nor does it authenticate the financial and accounting information presented.

In applying Articles 241-1 to 241-7 of AMF General Regulation and European Regulation n°273/2003 dated December 22, 2003, effective as of October 13, 2004, the purpose of this document is to describe the objectives and conditions of the share repurchase program authorized by the Shareholders Annual Meeting held on February 8, 2005 and approved by the Board on February 8, 2005, as well as the estimated consequences of such program on the shareholders.

I. AMF Visa:

Issue date: February 22, 2005
Visa number: 05-109

II.Issuer:

Sodexho Alliance, publicly traded on the premier marche of Euronext Paris - Code ISIN : FR 0000 121220.

III. Share repurchase program:

1)	Stock concerned: Sodexho Alliance shares

2)	Maximum percentage of outstanding shares authorized for repurchase: 10%, which currently represents 15,902,641 shares

3)	Maximum purchase price per share: 40 euro

4)	Minimum selling price in the context of the stabilization of the stock price: 10 euro.

5)	Principal goals of the program, in order of priority:

	a)	Stabilize the Sodexho share price by buying or selling shares pursuant to a liquidity contract in accordance with the ethic charter of AFEI, as approved by the AMF.

	b)	Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.

	c)	Grant shares to employees, including groups of employees based on specific criteria, as compensation, based on their performance, in accordance with articles L 225-197-1 et seq. of the French Commercial Code.

	d)	Purchase shares, in connection with an acquisition or otherwise.

	e)	Cancel the shares through a decrease in capital.

It should be noted that Sodexho Alliance is following a growth strategy and therefore has no current plans to cancel shares that would be acquired through the program.

6)	Duration of the program: 18 months beginning February 8, 2005

7)	Legal standing: The Board of Directors meeting held on February 8,2005 approved the establishment of this program, subject to :

	a)	the shareholder vote at the February 8, 2005 shareholders’ meeting and

	b)	the visa application on the present document.

The Shareholders Annual Meeting held on February 8, 2005 approved such resolution.

8)	Repurchase terms:

Purchase is to be made on the open market or otherwise, at any time, within the limits authorized by the currently applicable regulatory considerations, except in any period of a public offering to the public. The repurchase may notably be made in blocks of shares.

These transactions may be concluded by any appropriate method, on the stock market or over-the-counter or by means of derivatives, excluding put options. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

9)	Financing of the share purchase program may be made through the company’s resources or entirely or partially through the incurrence of debt if the terms appear to be more advantageous.

10)	The share repurchase program is not primarily intended to decrease the number of shares in circulation by canceling the shares purchased. Because of this, the program does not have any impact on the company’s financial statements other than the gains and losses resulting from the changes in the share value and carrying costs.

11)	Bellon S.A., the principal shareholder which holds 38.44% of the share capital of Sodexho Alliance and 41.14% of the voting rights does not intend to participate in this program.

On November 25, 2004, a Reference Document was filed with the Autorite des Marches Financiers which assigned it file number D.04-1542. This document can be accessed on both the Company and AMF’s website.

Person responsible for the Information Memorandum: Pierre Bellon, Chairman of the Board

The Information Memorandum is available at no cost upon request to the General Secretary of Sodexho Alliance, BP 100, 78883 St. Quentin en Yvelines Cedex.

Tel: 33 (0)1 30 85 72 55
Fax: 33 (0)1 30 85 50 88
e-mail: antoine.benech@sodexhoalliance.com